EXHIBIT 99.1

POET Technologies Reports Fourth Quarter 2023 Financial Results

TORONTO, March 15, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today reported its audited consolidated financial results for the fourth quarter ended December 31, 2023. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Fourth Quarter and Recent Business Highlights:

The Company achieved the following during the three months ended December 31, 2023 and more recently:

  Closed a public offering of 1,786,000 common shares of the Company and warrants to purchase 1,786,000 common shares of the Company at a public offering price of US$0.90 (CAD$1.22) per common share and accompanying warrant. Each warrant is exercisable at an exercise price of US$1.12 (CAD$1.52) per common share for a period of five years from issuance. The Company raised gross proceeds of $1,607,400 from this offering.
  Announced that Shaoxing ZKTel Equipment Co. (“ZKTel”), which supplies optical computer equipment such as modules and transceivers to Tier 1 companies in China’s datacom and mobile networking industries, is one of the lead customers for POET’s 100G optical engines.
  Closed a non-brokered private placement of 5,098,088 units of the Company at a price of $1.22 (US$0.90) per Unit for aggregate gross proceeds of approximately C$6.2 million (US$4.6 million). Each Unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share of the Company at a price of C$1.52 (US$1.12) per warrant for a period of five years following the date of issuance of such warrant. Certain officers, employees and directors of the Company subscribed for an aggregate of 459,522 Units of the private placement for gross proceeds of approximately C$560,617 (US$415,272).

Management Comments

“The Company’s efforts during the fourth quarter were to ensure the financial sustainability of the Company during a difficult period in the equity markets for micro and small cap stocks, while still delivering on its 800G module development plans and development of 200G/lane solutions for 1.6T and 3.2T pluggable applications,” stated POET Chairman & CEO, Dr. Suresh Venkatesan. “Between December 2023 and January 2024, we raised US$6.2 million in cash through equity offerings to serve as a bridge to other funding opportunities. We have shown leadership in our technology development with our AI focused products, in particular with our POET Starlight™ light source product and recently with our 800G module project. Both are targeted at the rapidly growing demand for higher speed communications in AI networks. With OFC just weeks away, we are excited about the products that will be showcased and the near-term prospects for the Company. We believe that the second half of 2024 and the beginning of 2025 will position the Company as a key supplier in high speed AI data communications.

Non-IFRS Financial Summary
The Company reported non-recurring engineering revenue (“NRE”) of $108,000 in the fourth quarter of 2023 compared to $200,000 for the same period in 2022 and nil in the third quarter of 2023. In 2023, the Company provided under NRE contract services to multiple customers, one of which continued to contract services from prior years. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

The Company reported a net loss of $5.5 million, or ($0.13) per share, in the fourth quarter of 2023 compared with a net loss $6.3 million, or ($0.17) per share, for the same period in 2022 and a net loss of $5.1 million, or ($0.13) per share, in the third quarter of 2023. The net loss in the fourth quarter of 2023 included research and development costs of $2.1 million compared to $2.7 million for the same period in 2022 and $2.0 million in the third quarter of 2023. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the fourth quarter of 2023 included stock-based compensation of $1.0 million and depreciation and amortization of $0.5 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2022 were $1.5 million and $0.3 million, respectively. Third quarter 2023 stock-based compensation and depreciation and amortization were $1.3 million and $0.5 million, respectively. The Company had non-cash finance costs of $14,000 in the fourth quarter of 2023 compared to non-cash finance costs of $12,000 in the fourth quarter of 2022 and non-cash costs of $18,000 in the third quarter of 2023.

The Company recognized other income, including interest of $54,000 in the fourth quarter of 2023, compared to $69,000 in the same period in 2022 and $45,000 in the third quarter of 2023.

Non-cash impact of joint venture in the fourth quarter of 2023 was a nil, compared to a net loss of $0.4 million in the same period of 2022 and nil in the third quarter of 2023. The Company’s share of loss is approximately 76.1% of the loss of Super Photonics in the fourth quarter of 2023, 80.7% in the fourth quarter of 2022 and 78.4% in the third quarter of 2023. The Company's current share of the operating loss is a result of the high value of the Company's initial contribution. The non-cash impact of joint venture in the fourth quarter of 2023 consisted of a gain on the Company’s investment in the joint venture of $0.5 million netted against a loss on the joint venture operations of ($0.5) million. The gain in the same period of 2022 was $1.3 million and was netted against a loss from operations of ($1.7) million. No gain or loss was recognized in the third quarter of 2023.

Cash flow from operating activities in the fourth quarter of 2023 was ($2.9) million compared to ($2.7) million in the fourth quarter of 2022 and ($4.1) million in the third quarter of 2023.

Summary of Financial Performance
The following is a summary of the Company’s operations over the five quarters ending December 31, 2023. This information should be read in conjunction with the Company’s financial statements filed on Sedar + on March 15, 2024.

POET TECHNOLOGIES INC.
PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23	31-Dec-22
Revenue	107,551	-	177,390	180,836	199,559
Research and development	(2,142,003)	(2,043,264)	(2,036,953)	(2,316,475)	(2,745,886)
Depreciation and amortization	(505,869)	(508,484)	(462,743)	(445,044)	(341,017)
Professional fees	(902,368)	(273,905)	(255,094)	(313,404)	(430,668)
Wages and benefits	(676,539)	(640,241)	(655,066)	(677,924)	(665,682)
Impact of join venture	-	-	-	-	(405,471)
Stock-based compensation	(1,050,088)	(1,251,648)	(697,690)	(1,202,018)	(1,588,706)
General expenses and rent	(317,333)	(429,457)	(502,707)	(566,768)	(359,062)
Derivative liability adjustment	(24,865)	-	-	-	-
Interest expense	(13,547)	(34,890)	(11,214)	(10,531)	(11,610)
Other (income), including interest	54,047	45,448	57,454	78,041	68,592
Net loss	(5,471,014)	(5,136,441)	(4,386,623)	(5,273,287)	(6,279,951)

Net loss per share	(0.13)	(0.13)	(0.11)	(0.14)	(0.17)

Director Resignation
The Company is announcing that effective March 14, 2024, Peter Charbonneau, our lead independent director and chairman of the Corporate Governance and Nominating Committee is stepping down from the Board of Directors for personal reasons. “Peter has served on the Board since March 18, 2018,” stated POET Chairman & CEO, Dr. Suresh Venkatesan “and in that time, Peter took a leadership role in establishing effective governance policies that has allowed the Company to be acknowledged by outside professionals as one of the most effectively governed companies. We are sorry to see Peter go as his leadership and professionalism will be missed. We wish Peter well in his new endeavors”.

Jean-Louis Malinge has been appointed as lead director and chairman of the Corporate Governance and Nominating Committee effective March 15, 2024 and Michal Lipson has been appointed to the vacancy in the Audit Committee left by Mr. Charbonneau.

Option Repricing
In recognition of a critical need to retain employees, the Board of Directors has approved the repricing of 7,153,358 stock options from prices ranging between CA$2.60 and CA$11.90 to CA$1.75, being the closing price of the Company’s stock on March 14, 2024. The repriced stock options were granted to employees, consultants and insiders of the Company in prior years. The repricing is applicable to stock options that are out of the money and were granted earlier than September 30, 2023. As a means to emphasize the retention value of options, 50% of any fully vested and repriced stock options, whether held by insiders or rank and file employees are subject to a deferral in the exercise date of one year following approval of the repricing by the TSXV. All other terms of the repriced stock options remain unchanged.

All repriced stock options are subject to Exchange approval. The repriced stock options to insiders are subject to both Exchange and shareholder approval. The Company will seek shareholder approval at the next Annual General and Special Meeting of shareholders.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient passive integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of 800G modules, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s fourth-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance, lack of sales in its products, once released, lack of sales in its customers’ products, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075